February 5, 2026

Roshan Pujari
Chief Executive Officer
Stardust Power Inc.
15 E. Putnam Ave, Suite 378
Greenwich, CT 06830

       Re: Stardust Power Inc.
           Registration Statement on Form S-1
           Filed on February 4, 2026
           File No. 333-293182
Dear Roshan Pujari:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Bradley Ecker at 202-551-4985 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of
Manufacturing